

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Doug Grau
President
AMERICAN REBEL HOLDINGS INC
718 Thompson Lane , Suite 108-199
Nashville, Tennessee 37204

> **Re: AMERICAN REBEL HOLDINGS INC**
> **Registration Statement on Form S-1**
> **Filed on November 1, 2021**
> **File No. 333-260646**

Dear Mr. Grau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202)-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing